Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

John P. Falco

john.falco@troutman.com

August 9, 2024

Via EDGAR

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Mr. Jeffrey Long

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Mr. Long:

On behalf of FundVantage Trust (“Trust”), this letter is being provided to the Commission to respond to comments provided orally by you, as a member of the Commission’s Staff (the “Staff”), on July 29, 2024, in connection with the Staff’s review, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, of the Trust’s Form N-CSR filing submitted to the Commission via EDGAR on July 8, 2024, including the annual reports to shareholders of the EIC Value Fund, Pacific Capital Tax-Free Securities Fund, Pacific Capital Tax-Free Short Intermediate Securities Fund, Polen Bank Loan Fund, Polen Emerging Markets Growth Fund, Polen Global Growth Fund, Polen Global SMID Company Growth Fund, Polen Growth Fund, Polen International Growth Fund, Polen Opportunistic High Yield Fund, Polen U.S. Small Company Growth Fund, Polen U.S. SMID Company Growth Fund, Polen U.S. High Yield Fund, Private Capital Management Value Fund, and Quality Dividend Fund.

The Trust appreciates the opportunity to address the Staff’s comments, which were limited to the Private Capital Management Value Fund (the “Fund”). Set forth below are the Staff’s comments with respect to the Fund’s annual report followed by the Trust’s response to the comment.

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Division of Investment Management U.S. Securities and Exchange Commission August 9, 2024 Page 2

1.	The report of the Fund’s independent registered public accounting firm is missing the city and State where issued as required by Rule 2-02(a)(3) of Regulation S-X. In future shareholder reports, please ensure the technical requirements are met.

Response: The Trust confirms that in future shareholder reports the report of the Fund’s independent registered public accounting firm (and each of the Trust’s series) will include the city and State where issued.

2.	Please explain in correspondence how the Fund meets the diversification requirement as individual investments representing greater than 5% of total assets, are greater than 25% of total assets.

Response: As the Staff observed, as of April 30, 2024, the Fund’s securities positions in excess of 5% of the Fund’s total assets exceeded 25% of the Fund’s total assets. The Fund’s investment adviser has reviewed the Fund’s transactions in its greater than 5% positions in the Fund’s portfolio of investments as of April 30, 2024 and has confirmed that market appreciation in such securities or market depreciation in other securities caused these positions to exceed the 25% threshold and in no case was the threshold exceeded as a result of the purchase or acquisition of such securities. The Fund’s investment adviser monitors diversification on a daily basis, and has adopted controls to prevent the Fund from purchasing additional shares of a security with a greater than 5% position when in aggregate those positions are greater than 25% of the Fund’s total assets. Independently, the Trust’s compliance department monitors reports generated on a post-trade basis to ensure no additional shares are purchased in greater than 5% positions when in aggregate those positions are greater than 25% of the Fund’s total assets.

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Division of Investment Management U.S. Securities and Exchange Commission August 9, 2024 Page 3

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Mr. Joel Weiss, President and CEO of FundVantage Trust Ms. Christine Catanzaro, Treasurer and CFO of FundVantage Trust John M. Ford, Esq. Joseph A. Goldman, Esq.